July 19, 2000



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C.  20549




        RE:   Withdrawal of Form SB2/A
              Info Quote Service, Inc.
              File Number:  333-96281

Ladies and Gentlemen:

     As a current President of Info Quote Service, Inc., I hereby request that the current SB2/A registration statement, filed on May 5th, 2000, be withdrawn. There has been some information that has come to my attention that may make this registration inaccurate. Therefore, I wish to request a withdraw of this statement. After further investigation, this registration statement may be refiled at a later date. There has been no sale of securities under this registration statement. If you have any further questions, please call. Thank you for your attention to this matter.



                               /s/
                               Kelly Charles
                               President